February 24, 2007

Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Mail Stop 3561
Washington, DC  20549
Attn: Hanna T. Teshome

Re:

Ace Securities Corp.

Registration Statement on Form S-3

Filed February 22, 2007

File No. 333-131866

Dear Ms. Teshome:

On February 22, 2007 (the “Submission Date”), our client, Ace Securities Corp. (the “Company”) delivered to your department of the Securities and Exchange Commission (the “Commission”) our Registration Statement on Form S-3/A, including representative forms of prospectus supplements for use in offering a series of asset-backed certificates (the “Prospectus Supplements”), and base prospectuses (the “Base Prospectuses,” and together with Prospectus Supplements, the “Documents”).  On February 23, 2007, we received a comment via a telephone call to Reed Auerbach to the effect that blacklines of the Documents should be submitted. Submitted below, on behalf of the Company, is the Company’s response (the “Response” to the comment.

The Response includes references to page numbers within the Documents; all page references in this letter are to the blacklined versions of the Documents, provided to you herewith, showing changes made since the versions submitted on the May 10, 2006.

Registration Statement on Form S-3

General

1.

Comment:  Please submit blacklines of the Documents.

Response:  We hereby submit a clean HTML version and PDFs of the blacklines of the documents and note that changes have been made to the following pages:

•

Date of the first Prospectus (the “Automobile and Boat Prospectus”) was updated from May 10, 2006 to February 22, 2007 on page 2.

•

Date of the second Prospectus (the “Automobile Prospectus”) was updated from May 10, 2006 to February 22, 2007 on page 2.

•

Date of the third Prospectus (the “Boat Prospectus”) was updated from May 10, 2006 to February 22, 2007 on page 2.

•

Date of the fourth Prospectus (the “Equipment Prospectus”) was updated from May 10, 2006 to February 22, 2007 on page 1.

Should you have any further questions or comments please contact Hays Ellisen at 917-777-4322 or myself at 917-777-4499.

Sincerely,

/s/ Keith Krasney

Keith Krasney